UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 1Q2026 Consolidated Results

Item 1

QUARTERLY REPORT

1Q2026

Grupo AVAL

Grupo Aval Acciones y Valores S.A.
Carreta 13 No 26A – 47 - Bogotá D.C., Colombia
Investorrelations@grupoaval.com - www.grupoaval.com

DISCLAIMER

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report. On November 27, 2025, Banco de Bogotá’s subsidiary Multi Financial Holding, Inc. (“MFG”) entered into a share purchase agreement with BAC International Corporation (BIC), a subsidiary of BAC Holding International Corp., for the disposal of 99.57% of the issued and outstanding shares of Multi Financial Group Inc. (“MFG”), the parent company of Multibank, Inc. On March 18, 2026, after obtaining the required regulatory authorizations and fulfilling all agreed conditions precedent, the transaction was completed.

For comparability purposes only, we have prepared and present supplemental unaudited pro forma financial information for the periods prior to 4Q25, which reflects the reclassification of the operations relating to MFG as non-current assets and liabilities held for sale and discontinued operations.

This supplemental unaudited pro forma financial information is not intended to represent, and should not be considered indicative of, the results of operations or financial position that would have been achieved had the transaction occurred on the dates assumed, nor is it intended to project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2025, may result in adjustments to the unaudited pro forma financial information presented herein.

This report includes forward-looking statements. In some cases, you can identify these forward looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report. The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), and the largest merchant bank in Colombia (Corficolombiana), and through three entities in the financial services sector (Aval Fiduciaria, Aval Casa de Bolsa y Aval Banca de Inversión).

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of March 31, 2026, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares	16,177,613,105	7,565,862,649
Issue amount	16,177,613,105	7,565,862,649
Amount placed	16,177,613,105	7,565,862,649

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA –BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000
International Bonds
	Principal U. S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Stable (Moody’s) BB / Stable (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47-  23rd Floor

TABLE GRUPO AVAL

Contents

Consolidated Financial Results	8
Grupo Aval is organized into four operating segments, which comprise the types of business detailed below:	8
Statement of Financial Position Analysis	8
Income Statement Analysis	16
Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited	24
Separate Financial Results	25
Statement of Financial Position Analysis	25
Income Statement Analysis	25
DEFINITIONS	26

Bogotá, May 15th, 2026, Grupo Aval S.A. (NYSE: AVAL; BVC: AVAL and PFAVAL) reported a consolidated attributable net income of Ps 336.6 billion (Ps 14.2 pesos per share) for 1Q2026. ROAE was 7.4% and ROAA was 0.9% for the quarter.

Net income attributable to owners of the parent reached Ps 336.6 billion, decreasing 2.3% and 6.9% compared to 4Q25 and 1Q25, respectively. The Group's results for the quarter were impacted by a one-time equity tax enacted by the Colombian government, which resulted in a reduction of Ps 210.1 billion in attributable net income and an increase of Ps 311.7 billion in operating expenses. Return on average equity was 7.4% for the quarter (12.0% excluding the impact of the equity tax).

This context is reflected in the following results:

•	Grupo Aval’s consolidated loan portfolio grew 1.5% in the quarter and 6.0% in the year. On a quarterly and an annual basis commercial loans grew 1.6% and 5.0%, consumer loans grew 0.5% and 4.2%, and mortgages grew 3.5% and 16.8%. Total deposits grew 4.5% for the quarter and 11.7% for the year.

•	Our net interest margin (NIM) on loans was 4.40% for the quarter and NIM on loans for our banking segment was 4.98%. NIM on investments including trading investment income for the quarter was 0.25%, up from -3.10% in 4Q25. Total NIM for Grupo Aval and our banking segment was 3.34% and 4.15% for 1Q26 respectively.

•	Cost of risk, net for the quarter reached 1.8%, increasing 6 basis points compared to last quarter and decreasing 36 basis points compared to the same quarter in 2025. Year-on-year, the share of IFRS Stage 1 loans increased 130 basis points, while on a quarterly basis the increase was 51 basis points.

•	Loans past due more than 90 days were 3.13% at March 31, 2026, 16 and 69 basis points lower compared to December 31, 2025 and March 31, 2025, respectively.

•	Cost to income reached 53.9% (47.3% excluding the impact of the one-time equity tax) and cost to assets 3.0% (2.6% excluding the impact of the equity tax).

•	Net income from commissions and fees reached Ps 956.7 billion, decreasing 1.0% quarter-on-quarter and increasing 6.9% year-on-year.

•	Gross profit from sales of goods and services reached Ps 861.6 billion, increasing 90.7% compared to 4Q25 and 26.7% compared to 1Q25, driven primarily by a strong contribution from the infrastructure sector.

Ratios and Measures of Financial Performance

	Figures in Ps Trillion	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)	1Q26 vs 4Q25 Pro Forma (1)	1Q26 vs 1Q25 Pro Forma (1)
Balance Sheet	Gross Loans (2)	$ 193.7	$ 190.9	$ 182.7	1.5%	6.0%
	Deposits	$ 216.8	$ 207.4	$ 194.2	4.5%	11.7%
	Deposits /Net Loans	1.16 x	1.13 x	1.12 x	0.03 x	0.04 x

Loan Quality	90 days PDLs / Gross Loans (3)	3.1%	3.3%	3.8%	(16) bps	(69) bps
	Allowance/90 days PDLs	1.37 x	1.34 x	1.34 x	0.03 x	0.04 x
	Cost of risk (4)	1.8%	1.7%	2.1%	6 bps	(36) bps

Other Ratios	Net interest margin (5)	3.3%	3.0%	3.8%	39 bps	(45) bps
	NIM on loans (6)	4.4%	5.1%	4.6%	(66) bps	(20) bps
	Fee income Ratio (7)	20.1%	21.9%	20.5%	(184) bps	(37) bps
	Efficiency Ratio (income) (8)	53.9%	54.9%	50.2%	(101) bps	374 bps
	Efficiency Ratio (assets) (9)	3.0%	2.8%	2.6%	20 bps	40 bps
		1Q26	4Q25	1Q25	1Q26 vs 4Q25	1Q26 vs 1Q25
Profitability	Attributable net income (in Ps. billion)	$ 336.6	$ 344.4	$ 361.5	-2.3%	-6.9%
	ROAA (10)	0.9%	0.7%	1.0%	13 bps	(10) bps
	ROAE (11)	7.4%	7.5%	8.4%	(5) bps	(92) bps

(1) Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 1Q25 are calculated based on the previously reported consolidated figures excluding MFG’s contribution to these numbers. Pro-forma ratios for 1Q25 are calculated based on the proforma. Pro-forma ratios for 4Q25 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain proforma figures from previous quarters. (2) Gross loans exclude interbank and overnight funds. (3) PDLs 90+ defined as loans more than 90 days past due. (4) Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. (5) Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. (6) Net Interest Income on Loans to Average loans and financial leases (7) Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. (8) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. (9) Efficiency Ratio to assets is calculated as annualized total other expenses divided by average total assets (10) ROAA is calculated as annualized Net Income divided by average of total assets. (11) ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

Grupo Aval Acciones y Valores S.A.	1Q26	4Q25 Pro Forma	1Q25 Pro Forma
Consolidated Financial Statements
Financial Statements Under IFRS	1Q26	4Q25	1Q25
Information in Ps. Billions

Consolidated Statement of Financial Position	1Q26	4Q25 Pro Forma	1Q25 Pro Forma	∆
				1Q26 vs. 4Q25 Pro Forma	1Q26 vs. 1Q25 Pro Forma
Cash and cash equivalents	23,734.1	19,354.7	19,508.9	22.6%	21.7%
Trading assets	28,689.5	29,097.6	20,753.7	-1.4%	38.2%
Investment securities	38,550.2	39,252.6	36,761.2	-1.8%	4.9%
Hedging derivatives assets	308.0	236.6	39.9	30.2%	N.A.
Total loans, net	186,819.0	184,226.0	173,991.7	1.4%	7.4%
Tangible assets	9,623.4	9,608.3	6,900.8	0.2%	39.5%
Goodwill	2,057.1	2,057.1	2,063.0	0.0%	-0.3%
Concessions (1)	30,779.3	30,570.3	32,335.1	0.7%	-4.8%
Other assets	17,046.0	34,533.5	37,496.0	-50.6%	-54.5%
Total assets	337,606.4	348,936.7	329,850.3	-3.2%	2.4%
Trading liabilities	2,042.5	1,951.4	900.1	4.7%	126.9%
Hedging derivatives liabilities	49.6	34.8	26.4	42.4%	87.8%
Customer deposits	216,837.3	207,405.2	194,158.7	4.5%	11.7%
Interbank borrowings and overnight funds	21,095.0	22,655.4	16,621.6	-6.9%	26.9%
Borrowings from banks and others	20,192.8	20,491.7	20,093.3	-1.5%	0.5%
Bonds issued	18,937.0	21,457.0	23,026.1	-11.7%	-17.8%
Borrowings from development entities	4,206.2	4,067.5	4,363.1	3.4%	-3.6%
Other liabilities	20,632.5	36,130.7	38,028.4	-42.9%	-45.7%
Total liabilities	303,993.0	314,193.8	297,217.7	-3.2%	2.3%
Equity attributable to owners of the parent	17,799.3	18,445.9	17,172.9	-3.5%	3.6%
Non-controlling interest	15,814.1	16,296.9	15,459.7	-3.0%	2.3%
Total equity	33,613.4	34,742.8	32,632.6	-3.3%	3.0%
Total liabilities and equity	337,606.4	348,936.7	329,850.3	-3.2%	2.4%

(1)	includes gross balance of (i) financial assets at fair value, (ii) financial assets at amortized cost, and (iii) intangible assets

Consolidated Statement of Income Continued operation	1Q26	4Q25	1Q25	∆
				1Q26 vs. 4Q25 Pro Forma	1Q26 vs. 1Q25 Pro Forma
Interest income	6,779.2	6,637.2	6,377.1	2.1%	6.3%
Interest expense	4,867.4	4,492.2	4,438.1	8.4%	9.7%
Net interest income	1,911.9	2,145.0	1,939.0	-10.9%	-1.4%
Loans and other accounts receivable	1,002.3	994.2	1,114.5	0.8%	-10.1%
Other financial assets	(3.7)	1.2	(5.0)	N.A	-27.0%
Recovery of charged-off financial assets	(150.2)	(181.8)	(142.8)	-17.4%	5.2%
Net impairment loss on financial assets	848.4	813.6	966.7	4.3%	-12.2%
Net interest income, after impairment losses	1,063.4	1,331.4	972.3	-20.1%	9.4%
Net income from commissions and fees	956.7	963.6	870.1	-0.7%	10.0%
Gross profit from sales of goods and services	861.6	451.9	679.8	90.7%	26.7%
Net trading income	540.0	86.2	232.2	N.A.	132.6%
Net income from other financial instruments mandatory at FVTPL	91.9	347.8	96.7	-73.6%	-5.0%
Total other income	396.5	397.1	431.9	-0.1%	-8.2%
Total other expenses	2,564.5	2,411.1	2,131.5	6.4%	20.3%
Net income before income tax expense	1,345.7	1,167.0	1,151.4	15.3%	16.9%
Income tax expense	577.5	339.7	374.9	70.0%	54.1%
Net income for the period	746.7	638.7	801.3	16.9%	-6.8%
Non-controlling interest	410.2	294.2	439.8	39.4%	-6.7%
Net income attributable to owners of the parent	336.6	344.4	361.5	-2.3%	-6.9%

Key ratios	1Q26	4Q25	1Q25 Pro Forma

Net Interest Margin (including net trading income)(1)	3.3%	3.0%	3.8%
Efficiency ratio(2)	53.9%	54.9%	50.2%
90 days PDL / Gross loans (5)	3.1%	3.3%	3.8%
Provision expense / Average gross loans (6)	1.8%	1.7%	2.1%
Allowance / 90 days PDL (5)	1.37	1.34	1.34
Allowance / Gross loans	4.3%	4.4%	5.1%
Charge-offs / Average gross loans (6)	2.1%	2.5%	3.6%
Total loans, net / Total assets	55.3%	52.8%	52.7%
Deposits / Total loans, net	116.1%	112.6%	111.6%
Key ratios	1Q26	4Q25	1Q25

Tangible equity ratio (7)	8.6%	8.6%	8.6%
ROAA(3)	0.9%	0.7%	1.0%
ROAE(4)	7.4%	7.5%	8.4%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	776.0	757.0	561.0
Preferred share price (EoP)	800.0	770.0	563.0
BV/ EoP shares in Ps.	749.7	776.9	723.3
EPS	14.2	14.5	15.2
P/E (8)	14.1	13.3	9.2
P/BV (8)	1.1	1.0	0.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

Consolidated Financial Results

Grupo Aval is organized into four operating segments, which comprise the types of business detailed below:

•	The “Banking Services” segment comprises the following businesses: banking services, fund management and trust businesses and brokerage, storage companies, and entities that manage low-value payment systems.

•	The “Merchant Banking” segment comprises the following businesses: gas and energy (includes natural gas and energy transportation and distribution businesses), infrastructure (includes road infrastructure projects, mainly construction services, and operation and maintenance), hotels (mainly includes hospitality services), agribusiness (mainly includes palm oil, rubber and rice businesses).

•	Pension and Severance Fund Management segment.

•	Holding segment, which is made up of Grupo Aval (Separate Financial Statement) and Grupo Aval Limited.

Statement of Financial Position Analysis

1.0 Assets

Total assets as of March 31, 2026 totaled Ps 337,606.4 billion, decreasing 3.2% versus December 31, 2025 and increasing 2.4% versus March 31, 2025. The annual change was driven by three main dynamics: a 38.3% decrease in other assets to Ps 34,359.4 billion, reflecting the derecognition of MFG's non-current assets held for sale following the closing of the transaction; a 7.4% increase in total loans, net to Ps 186,819.0 billion; and a 38.2% growth in trading assets to Ps 28,689.5 billion.

1.1 Loan portfolio

Gross loans, excluding interbank and overnight funds, reached Ps 193,689.0 billion as of March 31, 2026, increasing 1.5% versus December 31, 2025 and 6.0% versus March 31, 2025 on a continuing operations basis. The annual growth was driven by a 5.0% increase in commercial loans to Ps 110,022.9 billion, a 16.8% increase in mortgages to Ps 22,882.5 billion, and a 4.2% increase in consumer loans to Ps 60,782.9 billion.

Interbank & overnight funds increased by 136.4% to Ps 1,437.9 billion between March 31, 2026, and March 31, 2025.

Loss allowance was Ps 8,308.0 billion as of March 31, 2026, taking net loans to Ps 186,819.0 billion.

In terms of currency, for our gross loans, 91.9% are Peso denominated loans and 8.1% are USD denominated.

A 12.7% yearly and 2.6% quarterly appreciation of the Peso relative to the U.S. Dollar, negatively impacted growth metrics for US Dollar denominated loans in Pesos.

Commercial loans increased 1.6% versus 4Q25 and 5.0% versus 1Q25. Over the year, peso-denominated loans grew 8.6%, while dollar-denominated loans increased 0.1% in dollar terms. Peso denominated growth this quarter was supported by the seasonal severance payment campaign in February.

Consumer loans increased by 0.5% versus 4Q25 and 4.2% versus 1Q25. The evolution reflects an intentional shift in our mix toward higher-yielding products, with stronger origination in personal loans and credit cards. Payroll loans showed more moderate dynamics.

Mortgages increased by 3.5% versus 4Q25 and 16.8% versus 1Q25, while we maintain a strong position in this segment, we have deliberately moderated our origination pace relative to 2025.

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	0	0	0	Change (%)
	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma
General purpose	70,325.7	68,793.0	63,448.3	2.2%	10.8%
Working capital	8,204.1	7,803.6	8,199.8	5.1%	0.1%
Financial leases	11,639.1	11,246.7	10,636.0	3.5%	9.4%
Funded by development banks	3,405.4	3,176.2	3,762.7	7.2%	-9.5%
Overdrafts	0.0	0.0	0.1	N.A	-100.0%
Credit card and overdrafts	826.0	703.5	853.2	17.4%	-3.2%
Local Currency	94,400.2	91,723.0	86,900.1	2.9%	8.6%
Foreign Currency	15,622.7	16,586.0	17,874.1	-5.8%	-12.6%
Commercial loans	110,022.9	108,309.0	104,774.3	1.6%	5.0%
Payroll loans	32,852.6	33,023.1	32,598.8	-0.5%	0.8%
Personal loans	16,492.6	15,940.9	14,449.1	3.5%	14.1%
Credit card and overdrafts	6,770.0	6,796.8	6,695.2	-0.4%	1.1%
Automobile and vehicle	4,383.3	4,361.0	4,325.6	0.5%	1.3%
Other	176.5	222.4	155.9	-20.7%	13.2%
Local Currency	60,675.0	60,344.2	58,224.7	0.5%	4.2%
Foreign Currency	107.9	112.1	99.0	-3.7%	9.0%
Consumer loans	60,782.9	60,456.2	58,323.6	0.5%	4.2%
Mortgages	19,923.8	19,257.5	17,132.4	3.5%	16.3%
Housing leases	2,958.6	2,854.2	2,451.8	3.7%	20.7%
Local Currency	22,882.4	22,111.7	19,584.2	3.5%	16.8%
Foreign Currency	0.0	0.1	0.1	-10.6%	-58.9%
Mortgages loans	22,882.5	22,111.7	19,584.3	3.5%	16.8%
Microcredit loans	0.7	1.5	4.2	-51.6%	-82.4%
Gross loans	193,689.0	190,878.4	182,686.4	1.5%	6.0%
Interbank & overnight funds	1,437.9	1,777.5	608.4	-19.1%	136.4%
Total gross loans	195,127.0	192,655.9	183,294.8	1.3%	6.5%
Loss allowance	(8,308.0)	(8,430.0)	(9,303.0)	-1.4%	-10.7%
Total loans, net	186,819.0	184,226.0	173,991.7	1.4%	7.4%

(1)	The information for March 31, 2025 was modified based on MFG’s discontinued operation.

For comparability, reported gross loans as of March 31, 2025 reached Ps 198,760.3 billion, including commercial loans of Ps 113,381.2 billion, consumer loans of Ps 62,409.0 billion, and mortgage loans of Ps 22,965.9 billion, which included Ps 8,606.8 billion in commercial loans, Ps 4,085.4 billion in consumer loans, and Ps 3,381.6 billion in mortgages from MFG that have since been reclassified as discontinued operations.

The following table shows the loans and receivables composition per segment.

Gross loans / Segment ($)	1Q26	4Q25	1Q25	Change (%)
	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma
Banking services	192,878.8	190,107.0	181,343.4	1.5%	6.4%
Merchant Banking	2,523.7	2,564.0	2,906.1	-1.6%	-13.2%
Pension and Severance Fund Management	-	-	-	-	-
Holding	957.1	982.6	1,139.1	-2.6%	-16.0%
Eliminations	(2,670.6)	(2,775.2)	(2,702.3)	-3.8%	-1.2%
Gross loans	193,689.0	190,878.4	182,686.4	1.5%	6.0%
Interbank & overnight funds	1,437.9	1,777.5	608.4	-19.1%	136.4%
Total gross loans	195,127.0	192,655.9	183,294.8	1.3%	6.5%

Gross loans / Segment (%)	1Q26	4Q25	1Q25 Pro Forma (1)

Banking services	99.6%	99.6%	99.3%
Merchant Banking	1.3%	1.3%	1.6%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.5%	0.5%	0.6%
Eliminations	-1.4%	-1.5%	-1.5%
Gross loans	100.0%	100.0%	100.0%

(1)	The information for March 31, 2025 was modified based on MFG’s discontinued operation.

1.2 Investment securities and trading assets

Total investment securities and trading assets decreased 1.6% to Ps 67,239.7 billion between March 31, 2026, and December 31, 2025, and increased 16.9% versus March 31, 2025, on a continuing operations basis.

A total of Ps 53,924.4 billion of our total portfolio is invested in debt securities, which decreased by 2.4% between March 31, 2026, and December 31, 2025, and increased by 15.1% versus March 31, 2025.

Ps 11,285.3 billion of our total investment securities is invested in equity securities, which increased by 3.6% between March 31, 2026, and December 31, 2025, and by 16.6% versus March 31, 2025. The yearly growth reflects the positive performance of Porvenir’s stabilization reserve and the price recovery of Corfi’s equity portfolio held for trading.

Overall, the year-on-year growth reflects our strategy to deploy liquidity into fixed income instruments in a higher rate environment.

For comparability, reported investment securities and trading assets as of March 31, 2025, were Ps 61,225.6 billion, which included Ps 3,710.7 billion from MFG that has since been reclassified as discontinued operations.

Investment and trading assets				Change (%)
	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma
Debt securities	16,956.8	17,582.8	11,742.9	-3.6%	44.4%
Equity securities	9,702.7	9,297.7	8,028.9	4.4%	20.8%
Derivative assets	2,029.9	2,217.0	981.9	-8.4%	106.7%
Trading assets	28,689.5	29,097.6	20,753.7	-1.4%	38.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	0.0	0.0	1.4	N.A	-100.0%
Debt securities at FVOCI	27,509.3	28,456.0	24,887.1	-3.3%	10.5%
Equity securities at FVOCI	1,582.6	1,599.5	1,652.6	-1.1%	-4.2%
Investments in securities at FVOCI	29,091.9	30,055.4	26,539.7	-3.2%	9.6%
Investments in debt securities at AC	9,458.3	9,197.2	10,220.1	2.8%	-7.5%
Investment and trading assets	67,239.7	68,350.2	57,514.9	-1.6%	16.9%

(1)	The information for March 31, 2025 was modified based on MFG’s discontinued operation.

1.3 Cash and Cash Equivalents

As of March 31, 2026, cash and cash equivalents had a balance of Ps 23,734.1 billion showing an increase of 22.6% versus December 31, 2025, and of 21.7% versus March 31, 2025. Reported cash and cash equivalents as of March 31, 2025, were Ps 19,138.4 billion.

The ratio of cash and cash equivalents to customer deposits was 10.9% at March 31, 2026, 9.3% at December 31, 2025, and 10.0% at March 31, 2025.

1.4 Tangible Assets

As of March 31, 2026, tangible assets had a balance of Ps 9,623.4 billion, showing an increase of 0.2% versus December 31, 2025, and of 39.5% versus March 31, 2025. Reported Tangible assets as of March 31, 2025, were Ps 7,306.8 billion.

1.5 Goodwill

Goodwill as of March 31, 2026, was Ps 2,057.1 billion, materially stable compared to December 31, 2025, and decreasing by 0.3% versus March 31, 2025. Reported goodwill as of March 31, 2025, was Ps 2,215.7 billion.

1.6 Concessions (financial assets and intangibles)

These mainly reflect the gross assets concession arrangement rights, reflecting the value of road concessions recorded for the most part at Corficolombiana’s subsidiaries. As of March 31, 2026, concessions reached Ps 30,779.3 billion and increased by 0.7% versus December 31, 2025, and decreased by 4.8% versus March 31, 2025.  Annual variation is mostly explained by one of Promigas’ gas transportation pipelines that was measured at fair value being reverted to the company as PP&E during 4Q25.

2. Liabilities

Total liabilities reached Ps 303,993.0 billion at the end of 1Q26, decreasing 3.2% versus 4Q25 and increasing 2.3% versus 1Q25. The quarter-on-quarter contraction is largely explained by the derecognition of MFG's liabilities following the closing of the transaction, while the year-on-year increase reflects the continued expansion of our funding base, particularly deposits from individuals.

As of March 31, 2026, Total funding represented 92.5% of total liabilities and other liabilities represented 7.5%.

2.1 Funding

Our banking subsidiaries fund most of their loans with customer deposits. Other sources of funding include interbank borrowings and overnight funds, borrowings from banks and others (includes borrowings from development entities) and bonds issued. Funding of our continuing operations increased 8.9% versus March 31, 2025, and 1.9% versus December 31, 2025.

As of March 31, 2026, funding reached Ps 281,268.4 billion, mainly due to an increase in customer deposits and interbank borrowings and overnight funds. Total customer deposits represented 77.1% of total funding as of 1Q26, 75.3% for 4Q25, and 75.2% for 1Q25.

Average cost of funds was 7.0% for 1Q26, 6.6% for 4Q25, and 6.9% for 1Q25.

For comparability, reported funding as of March 31, 2025, was Ps 276,496.1 billion, including Ps 18,233.4 billion of funding from MFG that have since been reclassified as discontinued operations.

The following table summarizes Grupo Aval’s consolidated funding structure.

	1Q26	4Q25	1Q25 Pro Forma	Change (%)
Total funding	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma

Customer deposits	216,837.3	207,405.2	194,158.7	4.5%	11.7%
Interbank borrowings and overnight funds	21,095.0	22,655.4	16,621.6	-6.9%	26.9%
Borrowings from banks and others	24,399.0	24,559.2	24,456.4	-0.7%	-0.2%
Bonds issued	18,937.0	21,457.0	23,026.1	-11.7%	-17.8%
Total funding	281,268.4	276,076.8	258,262.7	1.9%	8.9%

The following table shows the funding composition by segment.

				Change (%)
Funding / Segment($)	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma

Banking services	250,217.9	245,235.0	229,439.9	2.0%	9.1%
Merchant Banking	32,841.9	32,021.1	30,861.2	2.6%	6.4%
Pension and Severance Fund Management	254.1	258.9	42.7	-1.8%	N.A.
Holding	5,280.3	5,417.6	5,757.8	-2.5%	-8.3%
Eliminations	(7,325.8)	(6,855.7)	(7,838.9)	6.9%	-6.5%
Total Grupo Aval	281,268.4	276,076.8	258,262.7	1.9%	8.9%

Funding / Segment (%)	1Q26	4Q25	1Q25 Pro Forma (1)
Banking services	89.0%	88.8%	88.8%
Merchant Banking	11.7%	11.6%	11.9%
Pension and Severance Fund Management	0.1%	0.1%	0.0%
Holding	1.9%	2.0%	2.2%
Eliminations	-2.6%	-2.5%	-3.0%
Total Grupo Aval	100.0%	100.0%	100.0%

(1)	The information of March 31, 2025 was modified based on MFG’s discontinued operation.

2.1.1 Customer deposits

Our customer deposits reached Ps 216,837.3 billion at March 31, 2026, increasing 11.7% versus March 31, 2025 and 4.5% versus December 31, 2025, on a continuing operations basis. Non-interest bearing deposits totaled Ps 18,182.1 billion, representing 8.4% of total deposits, while interest-bearing deposits stood at Ps 198,655.3 billion, representing 91.6% of total deposits.

By product, checking accounts represented 11.1%, time deposits 45.4%, savings accounts 43.2%, and other deposits 0.3%.

For comparability, reported customer deposits as of March 31, 2025 were Ps 207,804.0 billion, which included Ps 13,645.3 billion in deposits from MFG that have since been reclassified as discontinued operations.

				Change (%)
Customer deposits	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma

Checking accounts	17,599.4	17,171.1	16,610.9	2.5%	6.0%
Other deposits	582.6	462.5	336.0	26.0%	73.4%
Non-interest bearing	18,182.1	17,633.7	16,946.9	3.1%	7.3%
Checking accounts	6,571.2	6,427.1	7,381.5	2.2%	-11.0%
Time deposits	98,411.6	95,105.9	90,311.4	3.5%	9.0%
Savings deposits	93,672.4	88,238.5	79,518.9	6.2%	17.8%
Interest bearing	198,655.3	189,771.6	177,211.8	4.7%	12.1%
Customer deposits	216,837.3	207,405.2	194,158.7	4.5%	11.7%

(1)	The information of March 31, 2025 was modified based on MFG’s discontinued operation.

The following table shows the deposit composition by segment.

				Change (%)
Deposits / Segment($)	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro Forma

Banking services	210,748.5	201,765.3	189,734.9	4.5%	11.1%
Merchant Banking	10,153.3	9,004.2	8,923.3	12.8%	13.8%
Pension and Severance Fund Management	1.6	1.5	1.4	3.8%	17.3%
Holding	-	-	-	N.A	N.A
Eliminations	(4,066.0)	(3,365.7)	(4,500.9)	20.8%	-9.7%
Total Grupo Aval	216,837.3	207,405.2	194,158.7	4.5%	11.7%

Deposits / Segment (%)	1Q26	4Q25	1Q25 Pro Forma (1)
Banking services	97.2%	97.3%	97.7%
Merchant Banking	4.7%	4.3%	4.6%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.9%	-1.6%	-2.3%
Total Grupo Aval	100.0%	100.0%	100.0%

(1)	The information of March 31, 2025 was modified based on MFG’s discontinued operation.

2.1.2 Interbank borrowings and overnight funds

As of March 31, 2026, interbank borrowings and overnight funds totaled Ps 21,095.0 billion, decreasing 6.9% versus December 31, 2025, and increasing 26.9% versus March 31, 2025. The year-on-year growth is linked to our investment strategy, as these instruments have been used to support the expansion of our trading portfolio in debt securities.

Reported interbank borrowings and overnight funds as of March 31, 2025, were Ps 17,293.8 billion.

2.1.3 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31, 2026, borrowings from banks and other totaled Ps 24,399.0 billion, decreasing 0.7% versus December 31, 2025, and 0.2% versus March 31, 2025.

Reported borrowings from banks and others as of March 31, 2025, were Ps 26,894.8 billion.

2.1.4 Bonds issued

Total bonds issued as of March 31, 2026, totaled Ps 18,937.0 billion and decreased 11.7% versus December 31, 2025, and 17.8% versus March 31, 2025. The reduction is largely explained by Banco de Bogotá’s tender offer and repurchase of USD 486.9 million of its outstanding senior notes during the quarter. In addition, FX dynamics weighed on growth, given the appreciation of the Colombian peso during the period, outstanding bonds denominated in dollars reached USD 2,970 million, decreasing 21.5% over the last twelve months in dollar terms.

Reported bonds issued as of March 31, 2025, were Ps 24,503.5 billion.

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of March 31, 2026, non-controlling interest was Ps 15,814.1 billion which decreased by 3.0% versus December 31, 2025, mainly due to dividends declared and increased by 2.3% versus March 31, 2025. Total non-controlling interest represents 47.0% of total equity as of 1Q26, compared to 46.9% in 4Q25 and 47.4% in 1Q25.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

On January 2, 2026, we completed the consolidation of our fiduciary businesses into a single unified platform. Following approval by the Colombian Superintendency of Finance through, the fiduciary operations of Fiduciaria Bogotá, Fiduciaria de Occidente, and Fiduciaria Popular were spun off and integrated into Aval Fiduciaria, transferring all fiduciary activities and contracts into a single corporate structure. As part of the transaction, Aval Fiduciaria issued ordinary shares  resulting in a reduction of Grupo Aval's direct and indirect ownership in Aval Fiduciaria.

Percentage consolidated by Aval	1Q26	4Q25	1Q25	Change (bps)
	1Q26	4Q25	1Q25	1Q26 /4Q25	1Q26 /1Q25
Banco de Bogotá	68.9%	68.9%	68.9%	-	-
Banco de Occidente	72.7%	72.3%	72.3%	47	47
Banco Popular	93.9%	93.9%	93.7%	-	13
Banco AV Villas	79.9%	79.9%	79.9%	0	0
Porvenir	75.9%	75.8%	75.8%	15	15
Corficolombiana	40.6%	40.5%	40.5%	2	3
Aval Fiduciaria	77.5%	98.5%	96.7%	(2,100)	(1,925)
Aval Casa de Bolsa	87.9%	87.8%	86.4%	4	148
Aval Banca de Inversión	82.2%	82.2%	82.2%	1	1

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31, 2026, was Ps 17,799.3 billion, showing a decrease of 3.5% versus December 31, 2025, mainly due to dividends declared and an increase of 3.6% versus March 31, 2025.

Income Statement Analysis

Grupo Aval’s net income attributable to owners of the parent for the quarter ended March 31, 2026, was Ps 336.6 billion (Ps 14.2 per share, including common and preferred shares), decreasing 2.3% or Ps 7.9 billion compared to the quarter ended December 31, 2025, and 6.9% or Ps 25.0 billion compared to the quarter ended March 31, 2025. Excluding the equity tax, net income attributable to owners would have been Ps 546.7 billion, increasing 58.7% quarterly and 51.2% yearly.

Return on average equity for the quarter was 7.4% (12.0% excluding the impact of the non-recurring equity tax), as compared to 7.5% in 4Q25 and 8.4% in 1Q25.

	Grupo Aval Consolidated
				Change (%)
	1Q26	4Q25	1Q25	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Total interest income	6,779.2	6,637.2	6,377.1	2.1	6.3
Total interest expense	(4,867.4)	(4,492.2)	(4,438.1)	8.4	9.7
Net interest income	1,911.9	2,145.0	1,939.0	(10.9)	(1.4)
Impairment loss on loans and other accounts receivable	(1,002.3)	(994.2)	(1,114.5)	0.8	(10.1)
Impairment (loss) recovery on other financial assets	3.7	(1.2)	5.0	N.A	(27.0)
Recovery of charged-off financial assets	150.2	181.8	142.8	(17.4)	5.2
Net impairment loss on financial assets	(848.4)	(813.6)	(966.7)	4.3	(12.2)
Net interest income, after impairment losses	1,063.4	1,331.4	972.3	(20.1)	9.4
Net income from commissions and fees	956.7	963.6	870.1	(0.7)	10.0
Gross profit from sales of goods and services	861.6	451.9	679.8	90.7	26.7
Net trading (loss) income	540.0	86.2	232.2	N.A.	132.6
Net income from other financial instruments mandatorily at fair value through profit or loss	91.9	347.8	96.7	(73.6)	(5.0)
Other income	396.5	397.1	431.9	(0.1)	(8.2)
Other expenses	(2,564.5)	(2,411.1)	(2,131.5)	6.4	20.3
Net income before tax expense	1,345.7	1,167.0	1,151.4	15.3	16.9
Income tax expense	(577.5)	(339.7)	(374.9)	70.0	54.1
Net income from continuing operations	768.2	827.3	776.6	(7.1)	(1.1)
Net income from discontinued operations, net of tax	(21.4)	(188.6)	24.7	(88.6)	(186.8)
Net income	746.7	638.7	801.3	16.9	(6.8)

Net interest income decreased 10.9% to Ps 1,911.9 billion in 1Q26 versus 4Q25 and by 1.4% versus 1Q25. Total interest income increased 2.1% or Ps 142.0 billion versus 4Q25 and 6.3% or Ps 402.1 billion versus 1Q25, driven by a 95 basis points increase and a 20 basis points decrease in the average yield of interest-earning assets compared to the previous quarter and to the same quarter of the previous year, complemented by a 1.5% and 6.8% increase in the average balance of interest-earning assets.

Total interest expense increased 8.4% versus 4Q25 and 9.7% versus 1Q25, from a 48 and a 4 basis points increase in interest rates paid on interest-bearing liabilities compared to 4Q25 and 1Q25 respectively, complemented by a 1.4% and a 9.1% increase in the average balance of interest-bearing liabilities on a quarterly and an annual basis.

Net Interest Income

Total interest-earning assets reached Ps 257,971.9 billion in 1Q26, growing 1.1% quarter-on-quarter and 8.8% year-on-year. This growth was driven by a 1.5% quarterly and 5.3% annual increase in gross loans to Ps 192,283.7 billion, while investments remained broadly stable at Ps 65,688.2 billion, growing 20.7% year-on-year reflecting our strategy to deploy liquidity into fixed income instruments.

	Average balance of interest-earning assets for
				Change (%)
	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)	1Q26 /4Q25 Pro forma	1Q26 /1Q25 Pro forma
Commercial loans	109,165.9	107,706.3	105,550.3	1.4	3.4
Retail loans	83,117.8	81,794.9	77,069.7	1.6	7.8
Gross loans	192,283.7	189,501.3	182,620.0	1.5	5.3

Investments (2)	65,688.2	65,730.6	54,401.4	(0.1)	20.7

Total interest-earning assets	257,971.9	255,231.9	237,021.4	1.1	8.8

Total interest-earning assets excluding trading investments	231,201.8	228,594.4	217,602.9	1.1	6.2

	Net interest margin for			Change (bps)		Net interest income for (3)			Change (%)
	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)	1Q26 /4Q25 Pro forma	1Q26 /1Q25 Pro forma	1Q26	4Q25	1Q25	1Q26 /4Q25	1Q26 /1Q25
Commercial loans	3.3%	3.9%	3.4%	(58)	(16)	894.9	1,039.1	908.6	(13.9)	(1.5)
Retail loans	5.9%	6.6%	6.2%	(76)	(31)	1,219.3	1,355.5	1,190.0	(10.0)	2.5
Gross loans	4.4%	5.1%	4.6%	(66)	(20)	2,114.2	2,394.6	2,098.6	(11.7)	0.7

Investments (2)	0.3%	-3.1%	1.1%	335	(85)	41.3	(509.5)	149.9	(108.1)	(72.4)

Total interest-earning assets	3.3%	3.0%	3.8%	39	(45)	2,155.5	1,885.1	2,248.5	14.3	(4.1)

(1)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets, excluding the average interest-earning assets contributed by MFG.

(2)	NIM on investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to average fixed income securities, debt and equity securities FVTPL, interbank and overnight funds.

(3)	Interest expense is allocated to each asset class in proportion to its contribution to total interest-earning assets.

Total consolidated NIM was 3.3% in 1Q26, compared to 3.0% in 4Q25 and 3.8% in 1Q25. The quarter-on-quarter improvement of 39 basis points was driven by a recovery in NIM on investments to 0.3% from -3.1% in 4Q25, which had been affected by significant capital markets volatility at year-end. NIM on loans, however, contracted 66 basis points quarter-on-quarter to 4.4%, reflecting the faster repricing of funding costs relative to loan yields in the early stages of the tightening cycle. On a year-on-year basis, the 45 basis point contraction in total NIM from 3.8% to 3.3% reflects the impact of higher funding costs that have not yet been fully offset by loan repricing.

Broken down by operating segment, banking services reached Ps 241,997.3 billion in interest-earning assets, growing 1.0% quarter-on-quarter and 8.3% year-on-year. Banking services NIM recovered to 4.2% from 3.8% in 4Q25, though remaining below the 4.6% recorded in 1Q25, reflecting the faster repricing of funding costs relative to loan yields in the early stages of the tightening cycle. The pension and severance fund segment reached Ps 3,626.1 billion in interest-earning assets, growing 18.9% year-on-year and 3.0% quarter-on-quarter, with NIM recovering to 3.4% from 1.1% in 4Q25, driven by the normalization of capital markets conditions following the volatility experienced at year-end. Our merchant banking segment, given its investment-driven nature, structurally results in a negative NIM, as its returns are mainly captured through gross profit from sales of goods and services rather than interest income.

By segment	Average balance of interest-earning assets for
				Change (%)
	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)	1Q26 /4Q25 Pro forma	1Q26 /1Q25 Pro forma
Banking services	241,997.3	239,639.7	223,401.7	1.0	8.3
Merchant banking	12,700.9	12,373.1	10,394.8	2.6	22.2
Pension and Severance Fund management	3,626.1	3,519.3	3,049.6	3.0	18.9
HoldCo	3,658.0	3,753.9	3,983.5	(2.6)	(8.2)
Eliminations	(4,010.4)	(4,054.3)	(3,808.2)
Total interest-earning assets	257,971.9	255,231.9	237,021.4	1.1	8.8

By segment
	Net interest margin for			Change (bps)
	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)	1Q26 /4Q25 Pro forma	1Q26 /1Q25 Pro forma
Banking services	4.2%	3.8%	4.6%	32	(43)
Merchant banking	-12.3%	-14.1%	-13.9%	176	159
Pension and Severance Fund management	3.4%	1.1%	3.1%	225	33
HoldCo	-0.3%	0.1%	0.3%	(43)	(62)
Total interest-earning assets	3.3%	3.0%	3.8%	39	(45)

(1)	Net interest margin is calculated as net interest income divided by the total average interest-earning assets, excluding the average interest-earning assets contributed by MFG.

Net impairment loss on financial assets

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25 Pro Forma
	(in Ps billions)
Impairment loss on loans and other accounts receivable	(1,002.3)	(994.2)	(1,114.5)	0.8	(10.1)
Impairment (loss) recovery on other financial assets	3.7	(1.2)	5.0	(414.1)	(27.0)
Recovery of charged-off financial assets	150.2	181.8	142.8	(17.4)	5.2
Net impairment loss on financial assets	(848.4)	(813.6)	(966.7)	4.3	(12.2)

Grupo Aval’s impairment loss on loans and other accounts receivable reached Ps 848.4 billion and increased 4.3% compared to last quarter and decreased 12.2% compared to the same quarter of the previous year. The following tables provide detail by category of impairment loss on loans and other accounts receivable, cost of risk and cost of risk, net.

	Impairment loss on loans and other accounts receivable			Change (%)		Cost of risk
						for
	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro Forma	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)
	(in Ps billions)
Commercial	(202.7)	(186.8)	(256.8)	8.5	(21.1)	0.7%	0.7%	1.0%
Consumer	(744.8)	(722.3)	(802.3)	3.1	(7.2)	4.9%	4.8%	5.5%
Mortgage	(43.4)	(45.3)	(46.5)	(4.2)	(6.8)	0.8%	0.8%	1.0%
Microcredit	(0.0)	(0.0)	0.2	(26.0)	(105.0)	3.4%	3.3%	-17.9%
Gross loans	(990.9)	(954.3)	(1,105.4)	3.8	(10.4)	2.1%	2.0%	2.4%
Interbank and overnight funds	(0.1)	0.2	0.7	(121.9)	(107.3)
Total gross loans	(990.9)	(954.1)	(1,104.7)	3.9	(10.3)	N.A.	N.A.	N.A.
Other accounts receivable	(11.3)	(40.2)	(9.9)	(71.8)	15.1	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	(1,002.3)	(994.2)	(1,114.5)	0.8	(10.1)	2.1%	2.1%	2.4%

(1)	Gross loans, excluding those contributed by MFG, do not consider interbank and overnight as these are short-term liquidity operations generally not subject to deterioration. Average gross are calculated as the sum of gross loans, excluding those contributed by MFG, at each quarter-end. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.

	Recovery of charge-offs			Change (%)		Cost of risk, net
						for
	1Q26	4Q25	1Q25 Pro Forma (1)	1Q26 /4Q25	1Q26 /1Q25 Pro forma	1Q26	4Q25 Pro Forma (1)	1Q25 Pro Forma (1)
	(in Ps billions)
Commercial	19.9	12.8	19.4	55.5	2.8	0.7%	0.6%	0.9%
Consumer	127.5	156.7	120.1	(18.6)	6.1	4.1%	3.8%	4.7%
Mortgage	1.2	1.6	1.3	(25.0)	(5.2)	0.7%	0.8%	1.0%
Microcredit	0.2	0.3	0.6	(27.3)	(61.5)	-84.8%	-84.3%	-78.3%
Gross loans	148.9	171.5	141.4	(13.2)	5.3	1.8%	1.7%	2.1%
Interbank and overnight funds	—	—	—	—	—
Total gross loans	148.9	171.5	141.4	(13.2)	5.3	1.8%	1.7%	2.1%
Other accounts receivable	1.3	10.4	1.4	(87.2)	(2.7)	N.A.	N.A.	N.A.
Impairment loss on loans and other accounts receivable	150.2	181.8	142.8	(17.4)	5.2	1.8%	1.7%	2.1%

(1)	Gross loans, excluding those contributed by MFG, do not consider interbank and overnight as these are short-term liquidity operations generally not subject to deterioration. Average gross are calculated as the sum of gross loans, excluding those contributed by MFG, at each quarter-end. Total gross loan portfolio includes Interbank and overnight funds. Throughout this document charge-offs and write-offs refer to the same concept.

Cost of risk, net for the quarter, remained relatively stable at 1.8%, 6 basis points higher compared to 4Q25 and 36 lower compared to 1Q25. Commercial loans quarterly variation was driven mainly by higher loss allowances in stage 3 loans. In the case of consumer loans, the variation is mostly explained by a net cost of risk increase for credit cards. Finally, mortgage loans continue to present healthy cost of risk metrics, with net cost of risk for the quarter reaching 0.7%, 6 and 20 basis points lower compared to 4Q25 and 1Q25, respectively.

The following table shows our gross loan classification by Stages in accordance with IFRS 9 (interbank and overnight funds are not included as they tend to be mostly Stage 1 and with low loss allowance due to their characteristics and short-term nature).

	1Q26				4Q25				1Q25
	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans	Stage 1	Stage 2	Stage 3	Gross loans
	(in Ps billions)
Commercial	98,813.9	4,001.6	7,207.4	110,022.9	96,612.3	3,917.3	7,779.5	108,309.0	93,341.7	3,211.8	8,220.8	104,774.3
Consumer	54,820.0	3,712.3	2,250.6	60,782.9	54,227.1	3,873.8	2,355.3	60,456.2	51,248.6	4,521.3	2,553.7	58,323.6
Mortgages	21,264.3	847.6	770.5	22,882.5	20,502.2	870.3	739.2	22,111.7	18,069.4	819.8	695.1	19,584.3
Microcredit	0.5	—	0.2	0.7	0.5	0.0	1.0	1.5	0.7	0.1	3.4	4.2
Gross loans	174,898.8	8,561.5	10,228.7	193,689.0	171,342.1	8,661.4	10,875.0	190,878.4	162,660.4	8,552.9	11,473.0	182,686.4

Commercial	89.8%	3.6%	6.6%	100.0%	89.2%	3.6%	7.2%	100.0%	89.1%	3.1%	7.8%	100.0%
Consumer	90.2%	6.1%	3.7%	100.0%	89.7%	6.4%	3.9%	100.0%	87.9%	7.8%	4.4%	100.0%
Mortgages	92.9%	3.7%	3.4%	100.0%	92.7%	3.9%	3.3%	100.0%	92.3%	4.2%	3.5%	100.0%
Microcredit	71.3%	0.0%	28.7%	100.0%	35.7%	0.4%	63.9%	100.0%	16.2%	1.3%	82.4%	100.0%
Gross loans	90.3%	4.4%	5.3%	100.0%	89.8%	4.5%	5.7%	100.0%	89.0%	4.7%	6.3%	100.0%

Loss allowance as a percentage of gross loans per Stage
Commercial	0.8%	6.0%	44.8%	3.8%	0.7%	5.6%	43.2%	3.9%	0.8%	6.3%	46.6%	4.5%
Consumer	2.1%	18.6%	77.1%	5.9%	2.0%	18.2%	78.8%	6.1%	2.1%	19.7%	82.1%	7.0%
Mortgages	0.4%	7.7%	48.9%	2.3%	0.4%	7.5%	48.5%	2.3%	0.4%	7.6%	49.1%	2.4%
Microcredit	3.0%	0.0%	88.1%	27.4%	2.7%	1.9%	97.3%	63.1%	6.9%	34.7%	99.0%	83.2%
Loss allowance as a percentage of gross loans per Stage	1.1%	11.7%	52.2%	4.3%	1.1%	11.4%	51.2%	4.4%	1.2%	13.5%	54.7%	5.1%

Commercial	746.8	241.8	3,231.4	4,220.0	683.9	220.8	3,357.2	4,261.9	713.4	201.7	3,828.5	4,743.5
Consumer	1,130.8	692.1	1,736.0	3,559.0	1,104.5	703.6	1,856.6	3,664.8	1,094.9	891.1	2,097.3	4,083.3
Mortgages	86.5	65.5	376.6	528.6	78.7	64.9	358.5	502.2	69.2	61.9	341.5	472.7
Microcredit	0.0	0.0	0.2	0.2	0.0	0.0	0.9	1.0	0.0	0.0	3.4	3.5
Loan loss provision	1,964.1	999.4	5,344.3	8,307.8	1,867.1	989.3	5,573.3	8,429.8	1,877.5	1,154.7	6,270.7	9,302.9

The following table shows the balance of loans at least 91 days past due, delinquency ratios, charge-offs and charge-offs as a percentage of average gross loans for Grupo Aval (interbank and overnight funds are not included as they tend not to be past due or charged-off due to their characteristics and short-term nature).

	Loans at least 91 days past due			Change (%)		Delinquency ratio for (1)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25	1Q26	4Q25	1Q25 Pro Forma
	(in Ps billions)
Commercial	3,671.8	3,765.0	4,261.3	(2.5)	(13.8)	3.3%	3.5%	4.1%
Consumer	1,567.3	1,683.8	1,926.4	(6.9)	(18.6)	2.6%	2.8%	3.3%
Mortgages	815.3	828.7	772.2	(1.6)	5.6	3.6%	3.7%	3.9%
Microcredit	0.2	1.0	3.4	(78.2)	(93.9)	28.7%	63.9%	82.4%
Gross loans	6,054.7	6,278.4	6,963.3	(3.6)	(13.0)	3.1%	3.3%	3.8%

						Charge-offs as a percentage
	Charge-offs			Change (%)		of average gross loans for
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25	1Q26	4Q25	1Q25 Pro Forma
	(in Ps billions)
Commercial	116.5	301.3	754.6	(638.1)	(84.6)	0.4%	1.1%	2.9%
Consumer	847.4	872.5	844.2	3.2	0.4	5.6%	5.8%	5.8%
Mortgages	24.8	27.9	27.0	(2.2)	(8.2)	0.4%	0.5%	0.6%
Microcredit	0.8	0.1	0.0	0.8	4,609.9	273.6%	15.0%	1.5%
Total charge-offs	989.4	1,201.8	1,625.8	(636.4)	(39.1)	2.1%	2.5%	3.6%

(1) Calculated as loans past due more than 90 days divided by gross loans.

90-day past due loans improved compared to the previous quarter, reaching their lowest levels in the past thirteen quarters. The 90-day delinquency ratio for total gross loans improved to 3.1% from 3.3% in 4Q25 and 3.8% in 1Q25. By loan category, the commercial portfolio delinquency ratio declined to 3.3% from 3.5% in 4Q25 and 4.1% in 1Q25, confirming the sustained improvement following the peak in 3Q24. The consumer portfolio also continued its positive trend, with the delinquency ratio improving to 2.6% from 2.8% in 4Q25 and 3.3% in 1Q25. Mortgages improved to 3.6% from 3.7% in 4Q25, and microcredit delinquency declined sharply as we charged-off a significant portion of past due loans.

Delinquency coverage ratio for gross loans, measured as loss allowance divided by past due gross loans more than 90 days increased to 137.2% in 1Q26 from 134.3% in 4Q25 and 133.6% in 1Q25. Charge-offs as a percentage of average gross loans reached 2.1% and decreased by 48 basis points compared to 4Q25 and by 150 basis points compared to 1Q25, mainly as a result of lower charge-offs in the commercial portfolio.

Net income from commissions and fees

Net income from commissions and fees reached Ps 956.7 billion, showing a decrease of 0.7% compared to the previous quarter and an increase of 10.0% compared to the same quarter for 2025. Income from commissions and fees decreased 1.0% and increased 6.9% on a quarterly and an annual basis respectively.

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Banking and other fees	694.2	712.9	660.8	(2.6)	5.0
Bonded warehouse services	53.5	51.5	48.0	3.9	11.5
Trust activities and portfolio management services	149.2	149.5	130.5	(0.2)	14.3
Pension and severance fund management	341.7	336.6	319.6	1.5	6.9
Income from commissions and fees	1,238.5	1,250.6	1,158.9	(1.0)	6.9
Expenses from commissions and fees	(281.8)	(286.9)	(288.9)	(1.8)	(2.4)
Net income from commissions and fees	956.7	963.6	870.1	(0.7)	10.0

Quarterly and annual variations were driven mainly from the performance of banking and other fees, particularly from the 6.7% and 4.4% quarterly and annual decrease of credit and debit card fees to Ps 226.3 billion. A 10.8% increase in commissions on banking services to Ps 455.5 billion offset the negative performance from credit and debit cards on an annual basis. Fees from trust activities and portfolio management services decreased 0.2% quarter-on-quarter and grew 14.3% year-on-year, supported by higher assets under management and favorable capital markets conditions. Pension and severance fund management fees increased 1.5% quarter-on-quarter and 6.9% year-on-year, reflecting higher mandatory pension fund contributions driven by the minimum wage increase, which boosted contribution-based fees.

Gross profit from sales of goods and services

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Income from sales of goods and services	2,864.2	2,682.6	2,692.8	6.8	6.4
Costs and expenses of sales of goods and services	(2,002.6)	(2,230.8)	(2,013.0)	(10.2)	(0.5)
Gross profit from sales of goods and services	861.6	451.9	679.8	90.7	26.7

Gross profit from sales of goods and services mainly reflects income and expenses related to non-financial assets and liabilities of Grupo Aval’s non-financial subsidiaries. Results related to financial assets and liabilities of these companies are presented under: i) interest income, ii) interest expense, iii) net income from other financial instruments mandatorily at FVTPL, iv) net trading (loss) income, v) in Other income under foreign exchange gains (losses) and share of profit of equity accounted investees, net of tax (equity method).

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Infrastructure	709.3	202.7	506.3	249.9	40.1
Energy & Gas	254.9	268.8	249.9	(5.2)	2.0
Hotels	18.7	100.4	18.9	(81.3)	(1.1)
Agribusiness	(11.5)	(7.6)	(1.1)	51.8	N.A.
Other services	(109.8)	(112.5)	(94.3)	(2.4)	16.4
Gross profit from sales of goods and services	861.6	451.9	679.8	90.7	26.7

Gross profit from sales of goods and services for the quarter reached Ps 861.6 billion and increased 90.7% compared to the previous quarter and by 26.7% compared to the same quarter of the previous year. Annual and quarterly increases were mainly driven by the increased performance of the infrastructure sector, which reached Ps 709.3 billion and grew 249.9% and 40.1% compared to 4Q25 and 1Q25, respectively. Infrastructure sector during the quarter reflects a positive impact on concession revenues from higher inflation expectations.

Net trading (loss) income

Net trading income for the quarter was Ps 540.0 billion in 1Q26, 526.3% and 132.6% higher than for 4Q25 and 1Q25 respectively, resulting from a Ps 503.6 billion quarterly increase in income from investment securities at fair value through profit or loss and partially offset by a Ps 49.8 billion decrease in net trading (loss) income from derivatives. It is worth noting that net trading (loss) income from derivatives should be analyzed in conjunction with foreign exchange gains (losses); in this sense, the performance of net trading (loss) income from derivatives was offset by a Ps 144.2 billion quarterly decrease in foreign exchange gains (losses), net, recognized under other income as described below.

Total income from investment securities

The group’s securities portfolio is classified in the following categories: (i) equity and fixed income investments at FVTPL (described in this section as net trading (loss) income in investment securities at FVTPL), (ii) fixed income investments at FVOCI and (iii) fixed income investments at amortized cost or “AC” (results from (ii) and (iii) are included in net interest income as interest income on investments in debt securities). Grupo Aval manages its investment portfolio in a comprehensive and integral manner that considers individual return of each one of these three categories and the total return of the investment securities portfolio.

Total income from investment securities for the group (comprised of interest income on investments in debt securities and net trading (loss) income from investment securities at FVTPL) was Ps 1,120.9 billion for the quarter, 121.9% and 9.4% higher than for 4Q25 and 1Q25, respectively. Quarterly variation was primarily driven by a 385 basis points increase in the average yield on total investment securities to 7.0% from 3.1% in 4Q25.

Net income from other financial instruments mandatorily at FVTPL

Net income from other financial instruments mandatorily at FVTPL reflect the fair value of certain concession arrangements entered between Promigas and the Colombian government, that meet the requirements for mandatory recognition at FVTPL. This reached Ps 91.9 billion for the quarter and decreased by 73.6% and 5.0% compared to last quarter and to the same quarter for the previous year, respectively. Quarterly variation was mostly driven by a one-time fair value recognition of Ps 303.2 billion from the fair value measure of the Ballenas - Cartagena contract in 4Q25.

Other income

Other income reached Ps 396.5 billion for the quarter, decreasing by 0.1% and 8.2% on a quarterly and an annual basis, respectively, mainly driven by the 83.7% and 82.9% decrease in foreign exchange gains (losses), net.

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Foreign exchange gains (losses), net	28.2	172.4	164.2	(83.7)	(82.9)
Share of profit of equity accounted investees, net of tax	67.0	73.0	95.5	(8.2)	(29.8)
Net gain (loss) on sale of debt and equity securities	82.7	14.1	(5.6)	486.9	N.A.
Dividends	125.6	1.1	128.8	N.A.	(2.5)
Gain (loss) on the sale of non-current assets held for sale	1.1	3.2	0.2	(64.9)	535.3
Net gain (loss) in asset valuation	7.9	33.2	7.8	(76.2)	0.8
Other	84.0	100.2	41.0	(16.1)	105.1
Other income	396.5	397.1	431.9	(0.1)	(8.2)

The decrease in foreign exchange gains (losses), net should be analyzed in conjunction with net trading (loss) income from derivatives, as described above under net trading income. The net result of both activities (foreign exchange and derivatives) for 1Q26 was a Ps 324.5 billion profit, compared to Ps 518.6 billion in 4Q25 and Ps 86.9 billion in 1Q25. Quarterly decrease reflects a lower appreciation of the Colombian peso during the quarter. The quarterly increase was driven by seasonality in dividend payment from our entities, which happens mainly in the first quarter of each year.

Other expenses

				Change (%)
	1Q26	4Q25	1Q25 Pro Forma	1Q26 /4Q25	1Q26 /1Q25
	(in Ps billions)
Administrative and other expenses	(1,551.7)	(1,337.7)	(1,114.9)	16.0	39.2
Personnel expenses	(830.4)	(824.3)	(790.2)	0.7	5.1
Depreciation and amortization	(214.5)	(207.4)	(179.4)	3.4	19.5
Impairment loss on other assets	(0.3)	(0.1)	(1.5)	300.1	(80.2)
Losses from sales of non-current assets held for sale	(0.4)	(1.2)	(0.1)	(68.5)	215.2
Other	32.7	(40.5)	(45.3)	(180.9)	(172.2)
Other expenses	(2,564.5)	(2,411.1)	(2,131.5)	6.4	20.3

Other expenses for the quarter reached Ps 2,564.5 billion and increased 6.4% compared to last quarter and 20.3% compared to the same period last year. Growth was mainly due to a 16.0% quarterly and 39.2% annual increase in administrative and other expenses, mostly from the implementation of a one-time equity tax by the Colombian government, which increased expenses by Ps 311.7 billion. Adjusting this one time effect, administrative and other expenses decreased 7.3% quarterly and increased 11.2% annually.

The ratio of other expenses as a percentage of average assets reached 3.0% in 1Q26, higher than the 2.8% in 4Q25 and the 2.6% in 1Q25. The ratio adjusted for the non-recurring equity tax was 2.6%.

Cost to income efficiency ratio was 53.9% in 1Q26, compared to 54.9% for 4Q25 and 50.2% for 1Q25. The ratio adjusted for the non-recurring equity tax was 47.3%.

Tax expense

Income tax expense for the group reached Ps 577.5 billion and increased by 70.0% compared to the previous quarter and by 54.1% compared to the same quarter of the previous year.

Grupo Aval’s income tax expense divided by net income before income tax expense excluding dividends and share of profit of equity accounted investees, net of tax (as they are non-taxable income), was 50.1% in 1Q26, 31.1% in 4Q25 and 40.4% in 1Q25. The increase in tax expense is mainly explained by the equity tax expense, as it is non-deductible.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest reached Ps 410.2 billion and increased 39.4% versus 4Q25 and decreased by 6.7% compared to 1Q25. The ratio of net income attributable to non-controlling interest to net income reached 54.9% compared to 46.1% in 4Q25 and 54.9% in 1Q25. The decrease in this ratio is mainly attributable to a change in the mix of our segments’ contribution to net income, driven by a higher contribution to net income from our merchant banking segment.

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness (*) of Ps 1,595.7 billion (Ps 387.5 billion of bank debt and Ps 1,208.2 billion of bonds denominated in Colombian pesos) as of March 31, 2026. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31, 2026, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 3,669.7 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 717.8 billion of total liquid assets, a total gross indebtedness of Ps 5,265.4 billion and a net indebtedness of Ps 4,547.6 billion as of March 31, 2026. In addition to liquid assets, it has Ps 973.2 billion in loans with related parties, Ps 98.6 billion in subordinated instruments and Grupo Aval Ltd. has Ps 1,912.8 billion in investments in AT1 instruments.

Total Liquid assets as of March 31, 2026
Cash and cash equivalents	717.8
Total liquid assets	717.8

Maturity schedule of our combined gross debt principal (Ps Billions)

As of March 31, 2026, our combined double leverage (calculated as investments in subsidiaries, subordinated instruments, AT1 instruments, and goodwill as a percentage of shareholders' equity) was 1.20x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q25	4Q25	1Q26	Δ
				1Q26 vs. 4Q25	1Q26 vs. 1Q25
Contribution of Investments in Subsidiaries to double leverage	1.10x	1.09x	1.09x	0.00	-0.01
Contribution of Subordinated and AT1 Instruments to double leverage	0.12x	0.11x	0.11x	0.00	-0.01
Double Leverage (1)	1.22x	1.20x	1.20x	0.00	-0.02
Net debt / Core earnings (2)(3)	5.45x	4.39x	3.72x	-0.67	-1.73
Net debt / Cash dividends (2)(3)	10.18x	7.72x	5.64x	-2.08	-4.53
Core Earnings / Interest Expense (2)	2.80x	3.27x	3.79x	0.52	0.99

(*) Grupo Aval Ltd extended US$ 260 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments.

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Results

Statement of Financial Position Analysis

Below, we present a summary of our financial statements at the separate level by the end of the first quarter of 2026. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.7%), Banco Popular (93.9%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (28.1%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of March 31, 2026, totaled Ps 21,106.8 billion, decreasing 0.5% or Ps 109.3 billion versus December 31, 2025, and increasing 2.7% or Ps 568.5 billion versus March 31, 2025. The annual variation is mainly explained by the annual increase of Ps 612.8 billion in investments in subsidiaries and associates. The quarterly variation is mainly explained by a negative performance of our OCI related to fixed income investment held at FVOCI in our subsidiaries and the recognition of equity tax through retained earnings.

Liabilities

Total liabilities as of March 31, 2026, totaled Ps 3,339.3 billion, increasing 19.9% or Ps 563.1 billion versus December 31, 2025 and decreasing 0.7% or Ps 23.8 billion versus March 31, 2025. The annual variation is mainly explained by an increase of 14.5% or Ps 103.9 in accounts payables due to higher dividends declared by our company to shareholders. The quarterly variation is mainly due to an increase of Ps 592.2 in accounts payable due to the seasonality of dividends declared.

The financial indebtedness of Grupo Aval did not present material changes compared to what was reported as of December 31, 2025.

Equity

As of March 31, 2026, shareholders' equity was Ps 18,275.9 billion, 3.5% lower than reported on December 31, 2025, and 3.3% higher compared to the equity reported as of March 31, 2025.

Income Statement Analysis

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During 1Q26 we presented a net profit of Ps 547.0 billion, increasing 61.1% versus 4Q25 and 54.6% versus 1Q25. The increase in profits is explained by a higher income from equity method. The one-time effect of the equity tax was recognized through retained earnings in our and our subsidiaries’ separate financial statements.

Results for the 1Q26 reflect a positive trend in our banking segment (asset quality, and cost of risk), along with positive performance in our pension and severance fund management segment and strong performance in our merchant banking segment given the higher contribution from the infrastructure sector.

RISK MANAGEMENT

During the first quarter of 2026, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of December 2025, nor have any new relevant risks been identified that merit disclosure as of March 31st , 2026, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 1Q26, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 4Q25, that merit disclosure as of March 31st, 2026, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

In terms of ESG, during this quarter there were no material changes that should be reported.

CORPORATE GOVERNANCE

In terms of Corporate Governance, the following material changes were implemented during the first quarter of 2026:

Código País Report

•	The “Código País” (Country Code of Corporate Governance Best Practices) report was submitted to the Superintendencia Financiera de Colombia, reflecting a compliance level of 91% (135 out of 148 measures).

Corporate Governance Report

•	The Corporate Governance Report was published on the Company’s website, incorporating relevant information about the Company for investors.

Amendments and updates to the following documents:

•	Code of Corporate Governance: Updated to adopt recommendations of the Código País regarding (i) the threshold required to request specialized audits on matters outside the scope of the statutory auditor, and (ii) the rotation period of the statutory auditing firm.

•	Shareholders’ Meeting Regulations: The General Shareholders’ Meeting approved an amendment to the regulations to establish procedures for the submission of proposed resolutions or additional items to be considered at Grupo Aval’s shareholders’ meetings.

Board of Directors

•	Board compensation was set at COP 12,162,000 per meeting attended and COP 2,211,000 per committee meeting. The Board of Directors was also re-elected with the same members.

Board Evaluation

•	The Group completed its External Board Evaluation, which included the main entities within the conglomerate.

Investor Relations Procedure Update

•	In order to enhance investor engagement and information disclosure, the Company updated its internal procedures for handling investor inquiries.

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatorily at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatorily at FVTPL and total other income.

Gross loans exclude interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

Grupo Aval Acciones y Valores S.A.	1Q25	4Q25	1Q26
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS	-	4Q25
Information in Ps. Billions	1Q25	4Q25	1Q26

Consolidated Statement of Financial Position	1Q26	4Q25	1Q25 Pro Forma	Change (%)
				1Q26 /4Q25	1Q26 /1Q25 Pro Forma

Cash and cash equivalents	23,734.1	19,354.7	19,508.9	22.6%	21.7%

Investment and trading assets
Debt securities	16,956.8	17,582.8	11,742.9	-3.6%	44.4%
Equity securities	9,702.7	9,297.7	8,028.9	4.4%	20.8%
Derivative assets	2,029.9	2,217.0	981.9	-8.4%	106.7%
Trading assets	28,689.5	29,097.6	20,753.7	-1.4%	38.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	-	1.4	N.A	-100.0%
Investments in securities at FVOCI	29,091.9	30,055.4	26,539.7	-3.2%	9.6%
Investments in debt securities at AC	9,458.3	9,197.2	10,220.1	2.8%	-7.5%
Investment securities	38,550.2	39,252.6	36,761.2	-1.8%	4.9%
Hedging derivatives assets	308.0	236.6	39.9	30.2%	N.A.

Gross loans
Commercial loans	111,460.9	110,086.5	105,382.6	1.2%	5.8%
Commercial loans	110,022.9	108,309.0	104,774.3	1.6%	5.0%
Interbank & overnight funds	1,437.9	1,777.5	608.4	-19.1%	136.4%
Consumer loans	60,782.9	60,456.2	58,323.6	0.5%	4.2%
Mortgages loans	22,882.5	22,111.7	19,584.3	3.5%	16.8%
Microcredit loans	0.7	1.5	4.2	-51.6%	-82.4%
Total gross loans	195,127.0	192,655.9	183,294.8	1.3%	6.5%
Loss allowance	(8,308.0)	(8,430.0)	(9,303.0)	-1.4%	-10.7%
Total loans, net	186,819.0	184,226.0	173,991.7	1.4%	7.4%

Other accounts receivable, net	25,281.5	24,458.9	26,409.3	3.4%	-4.3%
Non-current assets held for sale	52.6	18,256.6	20,785.3	-99.7%	-99.7%
Investments in associates and joint ventures	1,126.0	1,314.4	1,194.9	-14.3%	-5.8%

Own-use property, plant and equipment for own-use and given in operating lease, net	6,873.6	6,935.4	4,300.9	-0.9%	59.8%
Right-of-use assets	1,516.5	1,482.0	1,352.3	2.3%	12.1%
Investment properties	997.0	955.4	1,006.9	4.3%	-1.0%
Biological assets	236.3	235.4	240.7	0.4%	-1.8%
Tangible assets	9,623.4	9,608.3	6,900.8	0.2%	39.5%

Goodwill	2,057.1	2,057.1	2,063.0	0.0%	-0.29%
Concession arrangement rights	13,465.9	13,495.1	14,180.8	-0.2%	-5.0%
Other intangible assets	2,920.5	2,954.2	2,658.2	-1.1%	9.9%
Intangible assets	18,443.5	18,506.4	18,902.0	-0.3%	-2.4%

Current	3,214.1	2,871.4	2,839.3	11.9%	13.2%
Deferred	1,365.4	1,366.8	1,371.5	-0.1%	-0.4%
Income tax assets	4,579.6	4,238.2	4,210.8	8.1%	8.8%

Other assets	399.1	386.4	391.8	3.3%	1.9%
Total assets	337,606.4	348,936.7	329,850.3	-3.2%	2.4%

Trading liabilities	2,042.5	1,951.4	900.1	4.7%	126.9%
Hedging derivatives liabilities	49.6	34.8	26.4	42.4%	87.8%

Customer deposits	216,837.3	207,405.2	194,158.7	4.5%	11.7%
Checking accounts	24,170.7	23,598.2	23,992.3	2.4%	0.7%
Time deposits	98,411.6	95,105.9	90,311.4	3.5%	9.0%
Savings deposits	93,672.4	88,238.5	79,518.9	6.2%	17.8%
Other deposits	582.6	462.5	336.0	26.0%	73.4%
Financial obligations	64,431.0	68,671.6	64,104.1	-6.2%	0.5%
Interbank borrowings and overnight funds	21,095.0	22,655.4	16,621.6	-6.9%	26.9%
Borrowings from banks and others	20,192.8	20,491.7	20,093.3	-1.5%	0.5%
Bonds issued	18,937.0	21,457.0	23,026.1	-11.7%	-17.8%
Borrowings from development entities	4,206.2	4,067.5	4,363.1	3.4%	-3.6%
Total financial liabilities at amortized cost	281,268.4	276,076.8	258,262.7	1.9%	8.9%

Legal related	158.7	155.4	183.0	2.1%	-13.3%
Other provisions	725.1	834.2	916.1	-13.1%	-20.9%
Provisions	883.7	989.6	1,099.2	-10.7%	-19.6%

Current	228.5	203.9	304.1	12.1%	-24.9%
Deferred	6,136.7	5,958.8	5,637.2	3.0%	8.9%
Income tax liabilities	6,365.3	6,162.8	5,941.4	3.3%	7.1%
Employee benefits	982.9	987.8	987.8	-0.5%	-0.5%

Liabilities directly associated with non-current assets classified as held for sale	-	16,459.4	18,711.6	-100.0%	-100.0%
Other liabilities	12,400.6	11,531.2	11,288.5	7.5%	9.9%
Total liabilities	303,993.0	314,193.8	297,217.7	-3.2%	2.3%

Equity attributable to owners of the parent	17,799.3	18,445.9	17,172.9	-3.5%	3.6%
Non-controlling interest	15,814.1	16,296.9	15,459.7	-3.0%	2.3%
Total equity	33,613.4	34,742.8	32,632.6	-3.3%	3.0%

Total liabilities and equity	337,606.4	348,936.7	329,850.3	-3.2%	2.4%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions

Consolidated Statement of Income	1Q26	4Q25	1Q25 Pro Forma	Change (%)
				1Q26 /4Q25	1Q26 /1Q25
Interest income
Loan portfolio	5,902.0	5,872.1	5,662.0	0.5%	4.2%
Interests on investments in debt securities	877.2	765.2	715.1	14.6%	22.7%
Total interest income	6,779.2	6,637.2	6,377.1	2.1%	6.3%

Interest expense
Checking accounts	63.4	57.6	55.1	10.0%	15.2%
Time deposits	2,207.1	2,125.5	2,039.1	3.8%	8.2%
Savings deposits	1,299.1	1,168.4	1,096.8	11.2%	18.4%
Total interest expenses on deposits	3,569.6	3,351.5	3,190.9	6.5%	11.9%

Interbank borrowings and overnight funds	496.7	327.5	384.3	51.7%	29.2%
Borrowings from banks and others	368.4	352.2	378.8	4.6%	-2.8%
Bonds issued	345.0	378.2	389.5	-8.8%	-11.4%
Borrowings from development entities	87.6	82.8	94.6	5.9%	-7.3%
Total interest expenses on financial obligations	1,297.7	1,140.7	1,247.2	13.8%	4.0%
Total interest expense	4,867.4	4,492.2	4,438.1	8.4%	9.7%
Net interest income	1,911.9	2,145.0	1,939.0	-10.9%	-1.4%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,002.3	994.2	1,114.5	0.8%	-10.1%
Other financial assets	(3.7)	1.2	(5.0)	N.A	-27.0%
Recovery of charged-off financial assets	(150.2)	(181.8)	(142.8)	-17.4%	5.2%
Net impairment loss on financial assets	848.4	813.6	966.7	4.3%	-12.2%
Net interest income, after impairment losses	1,063.4	1,331.4	972.3	-20.1%	9.4%

Income from commissions and fees
Banking fees (1)	694.2	712.9	660.8	-2.6%	5.0%
Trust activities and management services	149.2	149.5	130.5	-0.2%	14.3%
Pension and severance fund management	341.7	336.6	319.6	1.5%	6.9%
Bonded warehouse services	53.5	51.5	48.0	3.9%	11.5%
Total income from commissions and fees	1,238.5	1,250.6	1,158.9	-1.0%	6.9%
Expenses from commissions and fees	281.8	286.9	288.9	-1.8%	-2.4%
Net income from commissions and fees	956.7	963.6	870.1	-0.7%	10.0%

Income from sales of goods and services	2,864.2	2,682.6	2,692.8	6.8%	6.4%
Costs and expenses from sales of goods and services	2,002.6	2,230.8	2,013.0	-10.2%	-0.5%
Gross profit from sales of goods and services	861.6	451.9	679.8	90.7%	26.7%

Net trading income	540.0	86.2	232.2	N.A.	132.6%
Net income from other financial instruments mandatory at FVTPL	91.9	347.8	96.7	-73.6%	-5.0%

Other income
Foreign exchange gains (losses), net	28.2	172.4	164.2	-83.7%	-82.9%
Net gain on sale of investments and OCI realization	82.7	14.1	(5.6)	N.A.	N.A
Gain on the sale of non-current assets held for sale	1.1	3.2	0.2	-64.9%	N.A.
Income from non-consolidated investments (2)	192.6	74.1	224.3	160.0%	-14.1%
Net gains on asset valuations	7.9	33.2	7.8	-76.2%	0.8%
Other income from operations	84.0	100.2	41.0	-16.1%	105.1%
Total other income	396.5	397.1	431.9	-0.1%	-8.2%

Other expenses
Loss on the sale of non-current assets held for sale	0.4	1.2	0.1	-68.5%	215.2%
Personnel expenses	830.4	824.3	790.2	0.7%	5.1%
General and administrative expenses	1,551.7	1,337.7	1,114.9	16.0%	39.2%
Depreciation and amortization	214.5	207.4	179.4	3.4%	19.5%
Impairment loss on other assets	0.3	0.1	1.5	N.A.	-80.2%
Other operating expenses	(32.7)	40.5	45.3	-180.9%	-172.2%
Total other expenses	2,564.5	2,411.1	2,131.5	6.4%	20.3%

Net income before income tax expense	1,345.7	1,167.0	1,151.4	15.3%	16.9%
Income tax expense	577.5	339.7	374.9	70.0%	54.1%
Net income for the period of continued operations	768.2	827.3	776.6	-7.1%	-1.1%

Net income for the period of discontinued operations	(21.4)	(188.6)	24.7	-88.6%	-186.8%

Net income for the period	746.7	638.7	801.3	16.9%	-6.8%

Net income for the period attibutable to:

Non-controlling interest	410.2	294.2	439.8	39.4%	-6.7%
Net income from continued operations attributable to owners of the parent	351.3	474.4	344.5	-25.9%	2.0%
Net income from discontinued operations attributable to owners of the parent	(14.8)	(130.0)	17.0	-88.6%	-186.8%
Net income attributable to owners of the parent	336.6	344.4	361.5	-2.3%	-6.9%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees.
(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

GRUPO AVAL ACCIONES Y VALORES S.A.		4Q25	1Q25
Separate Financial Statements
Financial Statements Under Colombian IFRS		4Q25
Information in Ps. Billions	1Q26	4Q25	1Q25	1Q25	1Q26

Separate Statement of Financial Position	1Q26	4Q25	1Q25	Change (%)
				1Q26 /4Q25	1Q26 /1Q25

Current assets

Cash and cash equivalents	78.1	50.6	107.7	54.4%	-27.4%
Trading securities	0.3	0.5	0.5	-35.3%	-25.0%
Financial assets at amortized cost	42.5	40.7	36.8	4.5%	15.3%
Accounts receivable from related parties	738.5	157.9	1,824.0	N.A.	-59.5%
Taxes paid in advance	31.6	27.7	16.3	14.1%	94.2%
Other accounts receivable	0.0	0.0	0.1	40.0%	-76.7%
Other non-financial assets	0.1	0.1	0.1	-9.5%	-28.7%
Total current assets	891.1	277.5	1,985.4	N.A.	-55.1%

Non-current Assets
Non trading investments	98.2	101.9	0.0	-3.6%	N.A
Investments in subsidiaries and associates	19,722.2	20,417.0	19,109.4	-3.4%	3.2%
Accounts receivable from related parties	950.3	975.6	0.0	-2.6%	N.A
Property and equipment, net	12.2	12.2	11.9	0.2%	2.9%
Deferred tax assets	1.2	0.4	0.2	190.7%	N.A.
Total non-current Assets	20,784.1	21,507.1	19,121.4	-3.4%	8.7%
Total assets	21,675.3	21,784.6	21,106.8	-0.5%	2.7%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	41.0	9.7	1,142.1	N.A.	-96.4%
Outstanding bonds at amortized cost	101.2	101.6	8.1	-0.4%	N.A.
Accounts payable	820.5	228.3	716.6	N.A.	14.5%
Employee benefits	3.1	5.0	2.5	-38.3%	23.9%
Tax liabilities	8.4	10.4	6.4	-18.8%	31.5%
Other non-financial liabilities	1.2	1.2	1.2	1.0%	1.0%
Total current liabilities	975.5	356.3	1,877.0	173.8%	-48.0%

Long-term liabilities
Deferred tax liability	0.0	0.0	0.0	N.A	N.A
Borrowings at amortized cost	1,316.9	1,373.0	346.1	-4.1%	N.A.
Outstanding bonds	1,107.0	1,107.0	1,200.0	0.0%	-7.8%
Total long-term liabilities	2,423.9	2,480.0	1,546.1	-2.3%	56.8%
Total liabilities	3,399.3	2,836.2	3,423.1	19.9%	-0.7%

Total shareholders' equity	18,275.9	18,948.4	17,683.7	-3.5%	3.3%

Total liabilities and shareholders' equity	21,675.3	21,784.6	21,106.8	-0.5%	2.7%

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Income	1Q26	4Q25	1Q25	Change (%)
				1Q26 /4Q25	1Q26 /1Q25
Operating revenue
Equity method income, net	555.9	338.3	348.3	64.3%	59.6%
Other revenue from ordinary activities	89.9	88.1	88.8	2.0%	1.2%
Total operating revenue	645.7	426.4	437.2	51.4%	47.7%

Expenses, net
Administrative expenses	24.4	27.5	21.1	-11.3%	15.8%
Other expenses	0.1	-0.1	0.1	-177.2%	-5.0%
Losses from exchange differences	1.0	1.7	2.0	-40.3%	-48.2%
Operating income	25.5	29.1	23.2	-12.3%	10.2%

Financial expenses	53.2	55.0	55.8	-3.3%	-4.8%

Earnings before taxes	567.0	342.3	358.2	65.7%	58.3%
Income tax expense	5.2	2.9	4.4	83.2%	19.7%

Net income from continuing operations	561.8	339.4	353.8	65.5%	58.8%

Discontinued operations
Equity method income from discontinued operations	-14.8	0.0	0.0	N.A	N.A
Income from discontinued operations	-14.8	0.0	0.0	N.A	N.A

Net income	547.0	339.4	353.8	61.1%	54.6%

Find in our website https://www.grupoaval.com/investor-relations/financial-results, under Quarterly results -> Information for Local Investors, our consolidated and separate financial statements and accompanying notes.

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Senior Director

Tel: 601 743 32 22

Email:  sfranky@grupoaval.com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email: safonseca@grupoaval.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel